Room 4561
September 22, 2005

Mr. Eberhard Schoeneburg
Chief Executive Officer
Artificial Life, Inc.
4601 China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

      Re:	Artificial Life, Inc.
      Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-QSB for the Quarter Ended June 30, 2005
		Filed August 15, 2005
		File No. 0-25075

Dear Mr. Schoeneburg,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your principal office is located in Hong Kong and your auditors are located in Denver, Colorado. We generally believe that there should be a logical relationship between the location from which the audit report is rendered and the location of the registrant`s corporate offices or place where the registrant conducts its principal operations. Please explain to us why you have engaged auditors located in Colorado and indicate whether they are licensed to practice in Hong Kong. In addition, please explain why the audit opinion on your financial statements for fiscal 2004 is dated March
4, 2004.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Concentration and Credit Risk, page F-7

2. It is unclear from your disclosures whether you recognize revenue related to entertainment products, games and technologies which are downloaded by users from telecommunications carriers on a gross or net basis. Please clarify for us whether you recognize this revenue on a gross or net basis and support your policy by explaining how it complies with EITF 99-19.

3. Please describe to us the nature of your application services and the terms of the related arrangements. Identify the authoritative literature that you rely on in recognizing this revenue and explain to us how each revenue recognition model for these services (i.e., as services are performed, upon completion, by phase, and on acceptance) complies with that literature. For each model, explain how and when the relevant criteria are met in order to recognize revenue in the manner described.

4. It appears that you enter into multiple-element arrangements that include both products and services. Please identify the elements included within these arrangements and describe the material contractual terms. Describe to us your revenue recognition policies for each element offered as part of your multiple-element arrangements and explain how these policies comply with the relevant authoritative literature. For elements that you have concluded may be accounted for separately, specifically support those conclusions.

Note 3. Accounts Payable Restatement, page F-9

5. Please explain to us whether you have entered into any revenue and purchase transactions with the same party similar to those with your
German customer. If so, please describe to us those transactions and quantify any amounts that were recognized within your financial statements. Refer to the authoritative literature that supports your accounting treatment for any such transactions and explain how you complied with that literature.


Note 4. Related party transactions, page F-10

6. Please tell us how you considered the guidance in EITF 98-5 and EITF 00-27 in calculating and recording any beneficial conversion feature related to your convertible note payable.

Note 6. Commitments and Contingencies

Contingencies, page F-12

7. We note that you have accrued only $100,000 of the $585,000 summary judgment against you in the Copley Place Associates matter.
In addition, we note that you have not accrued the full amount of the default judgment against you in the matter related to your former employees. Please explain to us the basis for concluding that your accruals related to these matters are appropriate and in compliance with the guidance in SFAS 5 and FIN 14.

Item 8A. Controls and Procedures, page 26

8. We note that you concluded your evaluation on February 1, 2004 and disclose the conclusion regarding the effectiveness of your disclosure controls and procedures as of that date. Please explain to us how you complied with Item 307 of Regulation S-B that requires you to provide this conclusion as of December 31, 2004 based on an evaluation performed as of the same date. In addition, please explain to us why your disclosures made under Item 308(c) of Regulation S-B do not appear to conform to the guidance provided within that item.

9. Please explain to us the effect that your restatement had on your evaluation of disclosure controls and procedures. In this regard, we note that a restatement is generally considered strong evidence of the existence of a material weakness.

Form 10-QSB for the Quarter Ended June 30, 2005

Item 1. Basis of Presentation, page 6

10. We note that you have entered into an agreement with an Asian mobile telecommunications provider. Please describe to us the terms of, and explain how you are accounting for, this agreement. Explain to us the basis for your accounting conclusions regarding the advertising benefits and the amount and timing of any revenue that will be recognized throughout the term of the agreement. Refer to the authoritative literature that supports your accounting treatment and explain how you complied with that literature.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant at (202) 551-3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Eberhard Schoeneburg
Artificial Life, Inc.
September 22, 2005
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